UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2026
Commission File Number: 333-249081
Curaleaf Holdings, Inc.
(Name of Registrant)
666 Burrard Street, Suite 1700,
Vancouver, British Columbia V6C 2X8, Canada
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F ☒

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date:	August 3, 2026	By:	/s/ Peter Clateman
		Name:	Peter Clateman
		Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Notice of Articles of Curaleaf Holdings, Inc. under the Business Corporations Act (British Columbia)
99.2	Articles of Curaleaf Holdings, Inc. under the Business Corporations Act (British Columbia)
99.3	Coattail Agreement dated as of October 25, 2018 among Curaleaf Holdings, Inc. and the holders of Multiple Voting Shares
99.4	Insider Trading Policy
99.5	First Amendment dated as of February 8, 2022, to the Trust Indenture dated December 15, 2021, between Curaleaf Holdings, Inc., and the trustee named therein
99.6	Third Supplemental Indenture dated January 17, 2025 governing the 10.00% Senior Secured Notes due December 17, 2027 between Curaleaf Holdings, Inc., and the trustee named therein
99.7	First Amendment, Consent and Waiver to Amended and Restated Loan Agreement with Needham Bank dated February 18, 2026